Conspiracy Entertainment Holdings, Inc.
                             612 Santa Monica Blvd.
                         Santa Monica, California 90401
                                 (310) 260-6150



                                                              September 14, 2005




VIA ELECTRONIC SUBMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

                  Re: Conspiracy Entertainment Holdings, Inc. (the "Company") Registration Statement on Form SB-2
                         Initially Filed November 24, 2004
                         File No. 333-120773

Ladies and Gentlemen:

         We previously filed the above-referenced Form SB-2 registration statement and hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because the Company amended the terms of the private placement and will register the shares of common stock underlying such private placement on another registration statement. Please apply the Company's filing fee to its account with the SEC. If you have any questions concerning this matter, please contact Marc J. Ross at (212) 930-9700.

         Thank you for your assistance in this matter.


                                    CONSPIRACY ENTERTAINMENT HOLDINGS, INC.


                                    By:  /s/ Keith Tanaka
                                         ---------------------------------------
                                         Keith Tanaka
                                         Chief Financial Officer